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SEC FILE NUMBER
8-69010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McNally Capital Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 North Franklin Street, Suite 2650
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Lenart	(708) 624-1982	brian@bdlcc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Road, Suite 206	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lenart _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McNally Capital Securities, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

McNally Capital Securities, LLC
(SEC File Number 8-69010)

As of December 31, 2025

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of
McNally Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McNally Capital Securities, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of McNally Capital Securities, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as McNally Capital Securities, LLC's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
March 20, 2026

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

McNally Capital Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

CASH	$48,494
TOTAL ASSETS	$48,494

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY	48,494
TOTAL LIABILITIES AND MEMBER'S EQUITY	$48,494

The accompanying notes are an integral part of these statements.

McNally Capital Securities, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2025

Revenue		
	Advisory Fees	$0
	Total revenue	0
Expenses		
	Shared services with affiliate	41,850
	Professional fees	42,725
	Assessments and fees	5,680
	Office supplies and expenses	2,775
	Insurance	745
	Total expenses	93,775
	NET LOSS	($93,775)

The accompanying notes are an integral part of these statements.

McNally Capital Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2025

Balance, January 1, 2025	$35,419
Net Loss	(93,775)
Contributions	106,850
Distributions	-
Balance, December 31, 2025	$48,494

The accompanying notes are an integral part of these statements.

McNally Capital Securities, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2025

Cash flows provided by operating activities	
Net Loss	($93,775)
Adjustments to reconcile net income to net cash flows from operating activities	
Expenses paid for by parent contributed to equity	41,850
Total operating activities adjustments	41,850
Net cash used by operating activities	(51,925)
Cash flows from financing activities	
Member's contributions	65,000
Net cash provided by financing activities	65,000
Net increase in cash	13,075
Cash at beginning of year	35,419
Cash at end of year	$48,494
Non-Cash Financing Transactions	
Expenses paid by parent contributed to equity	$41,850

The accompanying notes are an integral part of these statements.

NOTE A - ORGANIZATION

McNally Capital Securities, LLC (the "Company") is a Delaware Limited Liability Company that was organized on February 7, 2011, and received its initial capital contribution on February 29, 2012. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations when it received FINRA membership approval on November 7, 2012. The Company acts as an investment banker engaging in private placements.

The Firm is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, arranging financing opportunities for clients, and assisting clients in the sale of business units. The Firm has identified its management team as the decision makers ("DM"), who use net income in the annual budgeting and quarterly forecasting process as well as on a monthly basis for evaluating the performance of the Firm and making decisions about allocating capital and other resources to the Firm. Additionally, the DM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Firm's operations constitute a single operating segment and therefore, a single reportable segment, because the DM manages the business activities using information of the Firm as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company follows a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Income Taxes

The Company is a single member LLC whose sole member is McNally Capital, LLC (the "Parent"). For federal and Illinois income tax purposes the Company is considered a disregarded entity and its income and expense is reported directly on the federal and Illinois partnership return of the Parent. The Company is not subject to federal or Illinois income tax.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. The Company applied this accounting policy to the 2022, 2023, 2024, and 2025 tax positions, all open tax years. For tax positions not meeting the more likely than not test, no tax benefit is recorded. As of December 31, 2025, the Company had no material unrecognized federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2025. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations in other expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company is exposed to concentrations of credit risk. The Company maintains its cash in a bank deposit account at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Company (FDIC) up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

NOTE C – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgements

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and a benefit is received by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer.

There were no such assets at January 1, 2025 and December 31, 2025, respectively.

Disaggregated Revenue from Contracts with Customers

Based on the Company's revenue for the year ended December 31, 2025, no further disaggregation of revenues is deemed necessary as all revenue streams were similar in nature.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. Under the agreement, the Parent will pay the following expenses relating to the Company: rent, utilities, salaries, computer hardware costs and software license fees for technology utilized by the Broker-Dealer, phone and other telecommunications costs and such other expenses as may be agreed to from time to time. To the extent the Parent pays salaries and related expenses for registered persons and such payments relate to the services provided by such persons to the Company, the Parent will treat such payments and expenses as a capital contribution to the Company. The capital contribution and related expense is recognized quarterly.

The Company will pay expenses directly relating to its brokerage activities, including, all charges incurred under any escrow agreements it maintains in connection with securities transactions, all registration and continuing education fees, accounting and legal fees, audit fees, taxes, other professional service fees, consulting fees, commissions payable to registered representatives, and all other charges incurred directly relating to the brokerage activities.

During the year ended December 31, 2025, the Parent paid $41,850 of Company expenses consistent with the expense sharing agreement. The Company recorded these expenses as non-cash contributions from the Parent.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Company is required to maintain net capital equivalent to $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

At December 31, 2025, the Company had net capital of $48,494, which was $43,494 in excess of its $5,000 required minimum net capital. The ratio of aggregate indebtedness to total net capital was 0-to-1 at December 31, 2025.

NOTE F – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and disclosure through March 22, 2026, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

McNally Capital Securities, LLC
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2025   **Schedule I**

Net capital
    Member's equity per statement of financial condition $48,494

        Net capital   48,494

      Net capital requirement
    (The greater of 6-2/3% of aggregate indebtedness or $5,000)   5,000

        Excess net capital $43,494

Ratio of aggregate indebtedness to net capital   0%

Aggregate indebtedness $0

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

McNally Capital Securities, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
December 31, 2025   **Schedule II**

A computation of reserve requirements is not applicable as the Company relies on the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

McNally Capital Securities, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
BROKER-DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
December 31, 2025   **Schedule III**

Information relating to possession or control requirements is not applicable as the Company relies on the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

See Report of Independent Registered Public Accounting Firm.



DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of
McNally Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) McNally Capital Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunites for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

McNally Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McNally Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Davila Advisory, LLC

Saint Louis, Missouri
March 20, 2026

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

McNally Capital Securities, LLC

Exemption Report

McNally Capital Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception.

March 20, 2026

Brian Lenart, Chief Compliance Officer   Date
McNally Capital Securities, LLC